Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-3 No. 333-131742) and the related Prospectus of Inergy, L.P. for the registration of 919,349 of its common units and to the incorporation by reference therein of our reports (a) dated November 25, 2008, with respect to the consolidated financial statements and schedule of Inergy, L.P. and Subsidiaries, and the effectiveness of internal control over financial reporting of Inergy, L.P. and Subsidiaries, and (b) dated November 25, 2008 with respect to the balance sheet of Inergy GP, LLC, both included in Inergy, L.P.’s Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Kansas City, Missouri

July 28, 2009